Exhibit 99.1

Cautionary Note Regarding Forward Looking Statements
This Exhibit contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can”, “will,” “believe,” “expect,” “plan,” “anticipate,” “project” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Exhibit are forward-looking statements. These statements include, but are not limited to, statements regarding Immunocore’s anticipated cash runway and expectations regarding the development plan, design, progress, timing, scope and results of Immunocore’s existing and planned clinical trials, including statements regarding enrollment, randomization, upcoming cohorts, trial expansion and the timing of the availability of future clinical trial results. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of the ongoing and evolving COVID-19 pandemic on the Company’s business, strategy, clinical trials and financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of  KIMMTRAK or any future approved product, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approvals for its product candidates; Immunocore’s ability to develop, manufacture and commercialize its product candidates; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; actions of regulatory agencies, which may affect the initiation, timing and progress of the Immunocore’s clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of rising inflation, interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; changes in expected or existing competition; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. Such risks may be amplified by the COVID-19 pandemic, war in Ukraine and global geopolitical tension, and their potential impacts on Immunocore’s business and the overall global economy. All forward-looking statements contained in this Exhibit speak only as of the date on which they were made and should not be relied upon as representing Immunocore’s views as of any subsequent date. Except to the extent required by law, Immunocore undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Recent Developments

Financing Update

July 2022 PIPE Transaction; Extension of Anticipated Cash Runway

On July 20, 2022, we issued and sold 2,000,000 American Depositary Shares, or ADSs, representing ordinary shares of nominal value of £0.002 each and 1,733,333 non-voting ordinary shares of nominal value £0.002 each, to certain institutional accredited investors, or the Investors, at a purchase price of $37.50 per ADS/non-voting ordinary share as a private investment in public equity, or PIPE, pursuant to a securities purchase agreement with such Investors, generating gross proceeds of £116.7 million ($140.0 million) before deducting estimated offering expenses payable by us of £0.3 million ($0.4 million).

Following the receipt of PIPE proceeds, we believe we have cash and cash equivalents sufficient, together with anticipated revenue from sales of KIMMTRAK, to extend our anticipated cash runway and fund our operations through 2025.

Clinical Updates

Dosing of First Patient in Clinical Trial of IMC-M113V

On July 11, 2022, we announced the dosing of the first patient in our Phase 1/2 clinical trial evaluating IMC-M113V, our ImmTAV molecule targeting a HIV gag antigen bispecific TCR molecule. We expect to enroll further patients in this trial later in 2022.

Announcement of Trial Design for Planned Randomized Phase 2/3 Trial of Tebantafusp in Advanced Melanoma

On August 20, 2022, we announced our plans for evaluating tebentafusp in a randomized Phase 2/3 clinical trial in patients with previously treated advanced melanoma. Our plan is to enroll patients with advanced melanoma, excluding uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received TKI. We plan to start the randomization of this trial in the fourth quarter of 2022, and we designed the trial with input from global melanoma experts and from the FDA.

Presentation of Initial Phase 1 Data from Dose Escalation Trial of IMC-F106C at ESMO Congress 2022

Overview

IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers including NSCLC, SCLC, endometrial, ovarian, cutaneous melanoma, and breast cancers. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, melanoma and certain breast cancers. We believe IMC-F106C is the first clinical stage bi-specific targeting PRAME.

Trial Design

The trial will be conducted in two phases, and we intend to enroll up to 170 patients. Patient eligibility for the dose escalation phase of the trial are HLA-A*02:01 positivity with either a high expression frequency tumor indication that does not require screening for PRAME positivity or a lower expression frequency tumor indication where PRAME positivity has been confirmed by immunohistochemistry staining. The primary endpoint in the Phase 1 portion of the clinical trial is to assess the safety and tolerability and identify the maximum tolerated dose and/or the recommended Phase 2 dose of IMC-F106C as a monotherapy and in combination with a checkpoint inhibitor. The primary endpoint in the Phase 2 portion of the clinical trial is to characterize the initial efficacy of IMC-F106C as monotherapy. Secondary endpoints include pharmacokinetics, immunogenicity, pharmacodynamic biomarkers, and antitumor efficacy of IMC-F106C as monotherapy and in combination with a checkpoint inhibitor.

Summary of Initial Results from Phase 1 Portion

Our IMC-F106C trial was initiated in May 2020 in the United States. As of July 18, 2022, the data cut-off date for the presentation, 55 patients have been treated across 10 dose cohorts. IMC-F106C was observed to be well-tolerated, with treatment-related adverse events, or AEs, that were manageable and consistent with the mechanism of action. The most frequent treatment-related AE reported was citokine release syndrome, or CRS, which was mostly Grade 1 (none of were greater than Grade 3) and occurred predominantly during the time period where the initial three doses were administered. None of the related AEs led to treatment discontinuation or patient death.

Doses of greater than 20 mcg were observed in the trial to be clinically active and had consistent and robust interferon gamma induction, a specific marker of T cell activation. Most of the patients in these active dose cohorts were enrolled without prospective PRAME testing. In these patients, PRAME expression was analyzed retrospectively; the vast majority were positive, and the average expression was high (median H score 188).

In the clinically active dose cohorts, durable partial responses, or PR, were observed in 2 patients with cutaneous melanoma (6 patients enrolled), 2 patients with ovarian cancer (4 patients enrolled) and 3 patients with tebentafusp-naïve uveal melanoma (6 patients enrolled). We did not observe any PR responses in patients with UM who had progressed on prior tebentafusp. All ovarian patients in the trial were platinum-resistant, and all cutaneous melanoma patients had progressed on prior anti-PD1 and anti-CTLA4. Six of the seven PRs are still ongoing, including two patients with PRs for over seven months. Ten additional efficacy evaluable patients across four other tumor types had a best RECIST response of stable disease or progressive disease. A majority of patients evaluable for circulating tumor DNA had at least a 50% reduction.

Ongoing Expansion Arms in Four Cancer Types

We have initiated patient enrollment into four expansion arms in cutaneous melanoma, NSCLC, endometrial and ovarian cancers. The IMC-F106C-101 trial is adaptive and includes the option for Phase 2 expansion of over 100 patients per tumor type. Dose escalation continues in additional solid tumors as well as plans for expansion into combination arms with standards-of-care.